Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is shown below.

	Year ended September 30,
	2017	2016	2015	2014	2013
	(in millions)
Income before income taxes	$78.5	$69.3	$20.8	$30.3	$3.0

Fixed charges:
Total interest including amortization of debt discount and issue costs	$30.3	$30.1	$50.0	$52.0	$60.2
Estimated interest within rent expense	2.0	3.4	3.1	2.8	2.8

Total fixed charges charges	$32.3	$33.5	$53.1	$54.8	$63.0

Earnings (1)	$110.8	$102.8	$73.9	$85.1	$66.0

Ratio of earnings to fixed charges	3.4	3.1	1.4	1.6	1.0

(1)	For these ratios, “earnings” represents income before income taxes plus fixed charges.